SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2003


                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Doc re. 20-F


Prudential plc

Form 20-F in respect of Annual Report for the year ended 31 December 2002

Two copies of Form 20-F have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. no. +44 (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).


John Price
Group Secretarial
020 7548 3805


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  25 June 2003

                                    PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/ John Price

                                             John Price
                                             Deputy Group Secretary